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                                                       SEC FILE NUMBER_001-15043

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ]FORM 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

For Period Ended: JUNE 30, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended: ___________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CHEQUEMATE INTERNATIONAL, INC
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Full Name of Registrant

NA
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Former Name if Applicable

124 POINT WEST BOULEVARD
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Address of Principal Executive Office (STREET AND NUMBER)

ST CHARLES, MO 63301
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City, State and Zip Code
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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and THE REGISTRANT seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form ( N-SAR, or portion thereof, will be
/X/ filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)

THE REGISTRANT RECENTLY COMPLETED A COMPLEX TRANSACTION INVOLVING THE ISSUANCE OF AN APPROXIMATE 51% EQUITY INTEREST TO APPROXIMATELY 200 NON-US INVESTORS. THE REGISTRANT HAS NOT FINALIZED ITS FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2001 DUE TO PENDING INFORMATION. AS A RESULT, ADDITIONAL TIME IS REQUIRED BEFORE IT WILL HAVE THE NECESSARY INFORMATION TO COMPLETE AND FILE ITS FORM 10Q, ESPECIALLY THE MANAGEMENT DISCUSSION AND ANALYSIS AND THE FINANCIAL INFORMATION. THE REGISTRANT EXPECTS TO FILE ITS FORM 10Q WITHIN THE FIVE CALENDAR DAYS OF THE PROSCRIBED DUE DATE OF THE 10Q.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     CHANDOS C. MAHON               636              724-1004
     ---------------------        -----------    ------------------
     (Name)                       (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12
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     months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [YES]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [NO]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         CHEQUEMATE INTERNATIONAL, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date 8/14/01                       By /s/ Chandos Mahon
                                           ---------------------
                                           CHANDOS MAHON, PRESIDENT/CEO

INSTRUCTION: The form may be signed by an executive officer of THE REGISTRANT of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of THE REGISTRANT by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of THE REGISTRANT shall be filed with the form.